FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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[LOGO]

Michael Ullmer
Director Finance and Risk

Credit Suisse

Asian Investment Conference 2006

March, 2006

Agenda

•                  Traditional strengths of the National

•                  Near term value drivers

•                  Organisational change increases focus and accountability

•                  Longer term view

[LOGO]

The National has a number of recognised competitive advantages

•                  Customer segmentation

•                  Relationship banking

•                  Product innovation

•                  Strong credit skills

•                  Diversification of earnings

Share Price Performance
(Jan ‘90 to Dec ‘99)

[CHART]

10 year CAGR *
NAB	21%
All Ords Index	6%

* Denotes period from 1st Jan ’90 to 31st Dec ’99

Drivers of growth in the near term

•                  Strength of the franchise

•                  Differentiated growth strategy for the UK

•                  Institutional Markets and Services still rebasing

•                  Program to address cost pressures

Drivers of growth in the near term… strength of the franchise

•                  Strong relationship management skills

•                  Product innovation

•                  Focus on SME and HNW customer segments

•                  Well developed industry specialisations

•                  Empowering front line staff

Banking Income Growth
(over the last 3 halves)

[CHART]

* Excludes Irish Banks and UK National Custodian Services Also excludes income from UK property sale and Danske

+ Excludes Irish Banks

Drivers of growth in the near term… UK based on differentiation and efficiency

•                  Do what we do, but do it better

•             Extract synergies from our back office

•             Simplify and re-invigorate the product set

•             Increase staff capability

•             Realign the distribution footprint

•                  Play a different game

•             Expand in the South East using the IFS platform

•             Participate in third party distribution

•             Attracting the right customer / niche player

Volume Growth
(quarterly average)

[CHART]

Number of IFS’s	[GRAPHIC]
Number of Branches	[GRAPHIC]
Number of Staff	[GRAPHIC]
Number of Customers	[GRAPHIC]
Revenue per Customer	[GRAPHIC]
Average margin	[GRAPHIC]

Drivers of growth in the near term…. IMS still rebasing

•                  Narrowing focus on core customers in core markets

•                  Improving capital efficiency using an “originate / warehouse / distribute” model

•                  Addressing the strategic challenges

•             Establish and grow new business

•             Build lower volatility income streams

•             Increase breadth and sophistication of core product offerings

•             Focus on cross sell of high value add products

Drivers of growth in the near term… program to address cost pressures

•                  The FY05 cost base reflects a catch up of previous expense “holidays”

•                  Tactical initiatives implemented

•                  Restructuring plans developed and being implemented

•                  Comprehensive three year investment slate

Corporate Centre

•                  Emphasis on clear accountability for decisions and outcomes

Corporate Centre to focus on:

•                  Value creation

•                  Target/ expectation setting and sign off of proposed strategies

•                  Performance monitoring

•                  Validation and oversight required to provide assurance required for financial and risk governance

•                  Capital and balance sheet management

•                  Mergers and acquisitions

Concluding thoughts

•                  Embrace the strengths of the past

•                  Operational performance

•                  Disciplined approach to capital management, ROE and earnings growth

•                  Portfolio management

[LOGO]

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 30 March, 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This document contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of and guidance on future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •30 March 2006	Name: Brendan T Case
Title: Associate Company Secretary